Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Q1 2014 Results

May 14, 2014: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces its operating and financial results for the first quarter of 2014 (“Q1” or the “Quarter”).  All results are reported in Canadian dollars unless otherwise indicated.  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100% basis unless indicated otherwise.

Operating and Financial Review

	Q1 2013	Q1 2014	Comment
Gold produced (oz)	10,472	10,241	Gold production in Q1 2014 was adversely affected by lower head grade and lower tonnage throughput
On Mine cash cost (US$/oz)1	652	651	On-mine costs for gold sold in Q1 2014 benefitted from work in progress brought forward from the preceding quarter with a carrying value of $411 per ounce
All-in sustaining cost (US$/oz)1	924	923	All-in Sustaining costs remain stable
Gold Sales (oz)	11,964	12,210	Gold sales in Q1 2014 includes work in progress brought forward from the preceding quarter of 1,969 per ounce
Average realised gold price (US$/oz)1	1,600	1,288	The lower realised gold price was primarily due to the lower gold price
Gross profit ($’m)2	9.0	6.0	Lower gross profit was mainly due to the lower realised gold prices, ameliorated by the sale of gold work in progress brought forward
Net profit attributable to shareholders ($’m)	4.6	3.5	Lower gross profit was ameliorated by increased foreign exchange gain, reduced effective tax rate and the sale of work in progress brought forward from the preceding quarter
Adjusted basic earnings per share1 (cents)	11.9	4.1	Adjusted basic earnings per share excludes foreign exchange profits.
Cash and cash equivalents ($’m)	25.2	26.7	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	2.2	6.2	Strong cash generation in Q1 due to stable working capital and lower taxation payments.

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1
Measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce”, “average realised gold price” and “adjusted earnings per share” are Non-IFRS measures.  Refer to Section 10 of the MD&A for a discussion of non-IFRS measures.

2      Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

Growth at the Blanket mine

Blanket continues to implement its growth strategy which will result in production increasing to approximately 48,000 ounces of gold in 2014 and 52,000 ounces of gold in 2015.  Further increases in production are expected following the completion of the No. 6 Winze Project, which is intended to provide access to deeper resources below 750 meters.

Blanket: low-cost, highly cash generative

Blanket’s results for the Quarter confirm its position as a low-cost producer, despite the planned increased capital investment. These investments to increase production at Blanket are expected to result in continued strong cash generation, notwithstanding any further decreases in the gold price, as Blanket’s fixed cost base is spread across more production ounces.

Following the implementation of Indigenisation at Blanket in September 2012, Caledonia receives 49% of Blanket’s dividend distributions in addition to receiving the repayments of the facilitation loans of US$30 million.

Caledonia’s Dividend Policy

On November 25, 2013 Caledonia announced a revised dividend policy.  Caledonia intends to pay a dividend of six Canadian cents per share in 2014, split into four equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; the second quarterly dividend was paid on April 30. 2014.  The next quarterly dividend is expected to be paid on July 31, 2014.

Caledonia’s total 2014 dividend of six cents per share is over eight times covered by Caledonia’s cash resources at March 31, 2014 and 2.7 times covered by adjusted earnings attributable to Caledonia shareholders in the Quarter.

Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any opportunities that may arise without the need to raise third party finance.

Caledonia’s Strategy

Caledonia’s primary strategy is to continue the existing investment programme at Blanket with the objective of increasing production. Caledonia’s Board believes the continuation of this strategy is in the best interests of shareholders because it is expected to increase cash flows and accelerate the repayment of the outstanding facilitation loans.   Subject to an ongoing evaluation of the investment climate in Zimbabwe, Blanket and Caledonia will also consider additional acquisition opportunities in Zimbabwe on the basis of, inter alia, their fit with the existing operations and their capacity to enhance value for both Blanket’s indigenous shareholders and Caledonia.

Caledonia will also use its financial and managerial resources which are outside Zimbabwe to consider any new opportunities in sub-Saharan Africa.

Outlook

Despite the lower and volatile gold price from April 2013, development and exploration activity at Blanket has continued unabated. Production is expected to increase to 48,000 ounces in 2014 and 52,000 ounces in 2015.

Exploration at Blanket below 750 meters continues and we are encouraged by the results evaluated so far.  Work is in progress to add this resource body to the mine’s mineral resource inventory.

Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that, provided the investment climate is acceptable, Caledonia could invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

An increase in unavoidable internal dilution due to low grade lenses within the ore zone is expected to put downward pressure on the mined grade for the coming months.  Accordingly, the average mined grade is expected to be between 3.6 grams per tonne (‘g/t’) and 3.7 g/t of gold as opposed to our targeted grade of 3.83 g/t for the next two quarters.  Blanket management continues to pay close attention to minimising grade dilution.  The lower average mined grade is expected to be reflected in a lower average feed grade of material into the metallurgical plant.

Commenting on these results, Stefan Hayden, Caledonia’s President and Chief Executive Officer said:

“New production areas have and are being developed and I am confident that the 2014 production target of 48,000 ounces will be achieved, with 52,000 ounces expected in 2015.

“Cash generation in the quarter was strong:  net cash generated from operating activities in Q1 of 2014 was $6.2m compared to $4.8m in the previous quarter and $2.2 million in the first quarter of 2013.  Since the beginning of 2014 Blanket has sold its gold production to Fidelity Printers and Refiners.  The new sales arrangements with Fidelity have reduced Blanket’s working capital requirement due to the earlier payment terms.  Blanket has received all payments due from Fidelity in-full and on-time.

“Blanket’s on-mine cash cost decreased in the Quarter from the previous quarter due to the reversal of the adverse effect of high work-in-progress at December 31, 2013.  Work-in-progress was brought forward at a carrying value of $411 per ounce, which reduced the average cost per ounce of the gold sold in the quarter.

“Underlying costs at Blanket remain stable: there have been no significant increases in electricity or consumable costs and the 2014 labour negotiations have recently been finalised at an across-the-board increase of approximately 5 per cent.  It is expected that Blanket’s on-mine cash costs will decrease as production increases.”

The full Report & Accounts, including the Management Discussion and Analysis for the quarter ended March 31, 2014 are available from the Company's website www.caledoniamining.com and from SEDAR.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis JohnPrior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited) (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31
	2014	2013
	$	$
Revenue	17,063	19,218
Royalty	(1,195)	(1,349)
Production costs	(8,788)	(8,019)
Depreciation	(1,058)	(803)
Gross profit	6,022	9,047
Administrative expenses	(1,847)	(1,175)
Foreign exchange gain/(loss)	1,311	-
Results from operating activities	5,486	7,872
Net finance income/(expense)	(41)	(64)
Profit before tax	5,445	7,808
Tax expense	(1,300)	(2,278)
Profit for the period	4,145	5,530

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	1,080	827
Other comprehensive income net of income tax	1,080	827
Total comprehensive income for the period	5,225	6,357

Profit attributable to:
Shareholders of the Company	3,479	4,593
Non-controlling interests	666	937
Profit for the period	4,145	5,530

Total comprehensive income attributable to:
Shareholders of the Company	4,558	5,530
Non-controlling interests	667	827
Total comprehensive income for the period	5,225	6,357

Earnings per share (cents)(iii)
Basic	6.6	9.0
Diluted	6.6	9.0
Adjusted earnings per share (cents) (ii)(iii)
Basic	4.1	11.9
Diluted	4.1	11.9

Condensed Consolidated Statement of Cash Flows (unaudited) (in thousands of Canadian dollars)
	Three months ended March 31
	2014	2013
	$	$
Cash flows from operating activities
Cash generated by operating activities	6,868	5,435
Net interest paid	(41)	(64)
Tax paid	(600)	(3,163)
Net cash from operating activities	6,227	2,208

Cash flows from investing activities
Acquisition of Property, plant and equipment	(2,032)	(1,340)
Net cash used in investing activities	(2,032)	(1,340)

Cash flows from financing activities
Advance dividends paid	-	(969)
Dividends paid	(907)	(2,834)
Proceeds from the exercise of share options	-	182
Net cash from (used in) financing activities	(907)	(3,621)
Net increase/(decrease) in cash and cash equivalents	3,288	(2,753)
Cash and cash equivalents at beginning of the year	23,426	27,942
Cash and cash equivalents at year end	26,714	25,189

Condensed Consolidated statements of Financial Position (unaudited) (In thousands of Canadian dollars)
	As at	March 31,	December 31,
		2014	2013
		$	$
Total non-current assets		36,181	33,448
Inventories		6,847	6,866
Prepayments		179	177
Trade and other receivables		3,854	3,889
Cash and cash equivalents		26,714	25,222
Total assets		73,775	69,602
Non-current liabilities		10,622	10,094
Trade and other payables		5,027	4,600
Income taxes payable		1,834	1,138
Bank overdraft		-	1,796
Total liabilities		17,483	17,628
Total equity		56,292	51,974
Total equity and liabilities		73,775	69,602